Exhibit 99.1

FOR IMMEDIATE RELEASE

Rezolve Ai Rejects Commerce.com Board's Fantasies on Stand-alone Recovery, Sets Path for Accelerated Value Creation

Commerce.com Calls Rezolve’s Offer a Discount While Asking Shareholders to Treat a Thinly Traded Screen Price and 3% Growth as a “Material Business Transformation.”

NEW YORK – April 9, 2026 – Rezolve Ai PLC (NASDAQ: RZLV), a leader in AI-powered commerce infrastructure, today issued a direct response to the Commerce.com Board of Directors. On April 8, the Board rejected Rezolve Ai’s proposal to acquire Commerce.com (NASDAQ: CMRC) through an exchange of one Rezolve Ai share for every two Commerce.com shares. In doing so, the Commerce.com Board described the proposal as a discount to current trading prices and argued that its recent “material business transformation” justified rejecting further engagement.

The Commerce.com Board is asking its shareholders to believe in a fiction: that a thinly traded screen price is the same thing as realizable value, and that 3% annual revenue growth constitutes a credible standalone recovery.

The Board's response points to a single day's closing price, an approach that ignores the fundamental outlook of either business. One is a high-growth platform on track to deliver 7.5x year-on-year revenue growth, with 64% of its 2026 target already contracted. The other is guiding for as little as 1.5% in the year ahead, on a stock that has lost 96% of its value. Applying spot prices to both strips out everything that matters: growth trajectory, synergy value, and recovery optionality. A Board that cannot defend its own outlook has no standing to speak on behalf of shareholders today.

“Commerce.com’s Board is hallucinating a turnaround that simply is not there,” said Daniel M. Wagner, Chairman and CEO of Rezolve Ai PLC. “Rezolve Ai was built to eliminate hallucinations from commerce. Boards should hold themselves to the same standard. A screen price is not liquidity, a rebrand is not transformation and 3% growth is not a recovery story. Shareholders are being asked to accept fiction as value while the Board rejects an offer from a business moving at an entirely different pace."

“Commerce.com shareholders do not need to believe in a theory,” Wagner continued. “Commerce.com's Board is trying to justify today. We are building the e-commerce infrastructure of tomorrow. We are offering Commerce.com shareholders a path out of an illiquid mirage and into a company with real momentum, real liquidity and a clear line of sight to substantially greater scale. Rezolve was engineered to separate signal from fiction. Commerce.com’s Board had its chance to engage. Instead, it chose to defend a hallucinated standalone future. We are now taking our case directly to the owners of the company.”

Rezolve remains committed to pursuing a disciplined, highly accretive combination and to communicating directly with Commerce.com shareholders regarding what it believes is a superior path to liquidity, growth and long-term value creation.

Additional Information

For more information, shareholders can contact Rezolve Ai's Information Agent Georgeson LLC.

Information Agent

Bill Fiske / Jim Gill, Georgeson LLC

Toll-free: +1 (877) 811-6561

Email: CommerceInfo@Georgeson.com

Shareholders are also encouraged to review the formal Open Letter and Rezolve’s recent 2025 Annual Report, both of which have been filed with the SEC and are available at www.rezolve.com.

ENDS

Media Contact

The One Nine Three Group

RezolveAi@the193.com

Investor Contact

investors@rezolve.com

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc (“Rezolve”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify such forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Rezolve and Commerce.com Inc. (“Commerce”), including the possibility that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Commerce will cooperate with Rezolve regarding the proposed transaction; Rezolve’s ability to consummate the proposed transaction with Commerce; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that Rezolve may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Commerce’s operations with those of Rezolve; that such integration may be more difficult, time-consuming or costly than expected; and that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction.

You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026 (the “Rezolve 20-F”), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Additional Information

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This press release relates to a proposal that Rezolve has made for a business combination transaction with Commerce. In furtherance of this proposal and subject to future developments, Rezolve (and, if applicable, Commerce) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”).

Investors and security holders of Rezolve and Commerce are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Rezolve and/or Commerce, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Rezolve through the web site maintained by the SEC at www.sec.gov, and by visiting Rezolve’s investor relations site at https://investor.rezolve.com/.

This press release is neither a solicitation of a proxy nor a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Rezolve and/or Commerce may file with the SEC in connection with the proposed transaction. Nonetheless, Rezolve and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Rezolve’s executive officers and directors in the Rezolve 20-F. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Rezolve’s investor relations site at https://investor.rezolve.com/.